EXHIBIT 99.1

Golar LNG Limited 2017 Annual General Meeting

Further to the press release of July 5, 2017 giving notice that the Golar LNG Limited 2017 Annual General Meeting will be held on September 27, 2017, a copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on our website at http://www.golarlng.com and in the attachments below.

Golar LNG Limited

Hamilton, Bermuda

August 18, 2017

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/6e7421c4-d797-424d-8aec-b9f303798600

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/41d1a34c-9ad6-4488-b538-d87abcb8f28b